SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2009
Commission File Number: 001-15006
PETROCHINA COMPANY LIMITED
9 Dongzhimen North Street, Dongcheng District
Beijing, The People’s Republic of China, 100007
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBITS
SIGNATURE
EX-99.1
EX-99.2

EXHIBITS
Exhibit Number
99.1     Announcement dated September 24, 2009 relating to the registration of short-term financing bills.
99.2     Announcement dated September 23, 2009 relating to the update on the increase in the shareholdings of the Company by its controlling shareholder.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: September 25, 2009	By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary